UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

HIGHLIGHTS

Consolidated leader in key segments of the telecom industry

•	Mobile market share of 32.2% in May 2019 (7.5 p.p. higher than the second player);
•	Postpaid accesses grew 8.5%, accounting for 56.6% of total mobile accesses, with a market share of 40.0% in May 2019;
•	4.5G coverage was present in 1,057 cities and FTTH was available in 142 cities in June 2019;
•	FTTH customers totaled 2,170 thousand, up 37.9% y-o-y, with 136 thousand net additions in the second quarter of 2019.

Change in the revenue mix, focused on high-end services

•	Net revenues rose 0.4% y-o-y, reflecting the performance of postpaid, terminals and FTTH revenues;
•	Mobile revenues increased 2.3% y-o-y, driven by growth in ARPU, postpaid accesses and handset sales;
•	FTTH revenues reached R$ 481 million (+55.1% y-o-y), accounting for 34.5% of broadband revenues;
•	Broadband revenues already exceeded voice revenues, accounting for 35.7% of fixed revenues;
•	IPTV revenues came to R$ 217 million (+40.5% y-o-y), accounting for 46.5% of pay TV revenues.

Digitalization and cost efficiency programs ensured margin growth in the quarter

•

Recurring operating costs increased 0.1% y-o-y, mainly due to higher expenses related to handset sales, offset by simplification, efficiency and digitalization initiatives. Excluding the cost of goods sold, total costs fell 2.4% y-o-y;

•	Recurring EBITDA totaled R$ 3,791 million in 2Q19, up 1.0% y-o-y, with an EBITDA margin of 34.9% (+0.2 p.p. y-o-y).

Effective financial management led to double-digit growth in cash flow and unparalleled shareholder remuneration

•	Capex totaled R$ 2,360 million in 2Q19, focused on FTTH and the expansion of 4G/4.5G coverage and capacity;
•	Free cash flow from business activities increased 11.0% y-o-y, to R$ 2,220 million in 2Q19, driven by EBITDA growth and lower tax expenses;
•	Recurring reported net income grew 26.4% y-o-y in 2Q19, to R$ 1,420 million;
•	R$ 2,238 million declared as interest on equity in the first half of 2019.

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the second quarter of 2019, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The Income Statements and Balance Sheets for 2019 are presented under IFRS 161.

For better understanding and comparability of the information, we present below the consolidated income statements for the three-month periods ended June 30, 2019 and 2018 in two scenarios, as follows:

Pro forma: excluding the effects of the adoption of IFRS 161 in 2019 figures (comparable to 2018).

Reported: considering the effects of the adoption of IFRS 161 (referring to the new methodology for allocation of lease contracts) only for 2019 figures.

For comparison purposes, the text herein will refer to pro-forma figures, except where we mention the use of figures under IFRS 16.1

In addition, as of 1Q19, we have reclassified certain past results in order to better reflect the dynamics of the business. The spreadsheet with the data is available on our Investor Relations website http://www.telefonica.com.br/ri.

General Data

Consolidated in R$ million	Pro forma (ex-IFRS 16)¹				Reported
	2Q19	∆% YoY	6M19	∆% YoY	2Q19	∆% YoY	6M19	∆% YoY
NET OPERATING REVENUES	10,870	0.4	21,845	1.1	10,870	0.4	21,845	1.1
Net Mobile Revenues	6,972	2.3	14,053	3.5	6,972	2.3	14,053	3.5
Net Handsets Revenues	631	31.9	1,229	42.3	631	31.9	1,229	42.3
Net Fixed Revenues	3,897	(2.8)	7,792	(3.0)	3,897	(2.8)	7,792	(3.0)
OPERATING COSTS	(7,079)	26.0	(14,151)	12.2	(6,605)	17.5	(13,219)	4.8
Recurring Operating Costs[2]	(7,079)	0.1	(14,151)	0.6	(6,605)	(6.6)	(13,219)	(6.0)
EBITDA	3,791	(27.1)	7,694	(14.5)	4,265	(18.0)	8,625	(4.1)
EBITDA MARGIN	34.9%	(13.2) p.p.	35.2%	(6.4) p.p.	39.2%	(8.8) p.p.	39.5%	(2.1) p.p.
Recurring EBITDA[2]	3,791	1.0	7,694	1.9	4,265	13.6	8,625	14.3
Recurring EBITDA Margin[2]	34.9%	0.2 p.p.	35.2%	0.3 p.p.	39.2%	4.6 p.p.	39.5%	4.6 p.p.
NET INCOME	1,485	(53.1)	2,872	(32.6)	1,420	(55.2)	2,762	(35.2)

CAPEX	2,360	10.3	4,055	10.0	2,360	10.3	4,055	10.0
OPERATING CASH FLOW (EBITDA - CAPEX)	1,431	(53.3)	3,639	(31.5)	1,905	(37.8)	4,570	(14.0)

TOTAL SUBSCRIBERS (THOUSAND)	94,364	(3.5)	94,364	(3.5)	94,364	(3.5)	94,364	(3.5)
Mobile Subscribers	73,744	(2.0)	73,744	(2.0)	73,744	(2.0)	73,744	(2.0)
Fixed Subscribers	20,619	(8.5)	20,619	(8.5)	20,619	(8.5)	20,619	(8.5)

1 - New accounting standard in effect since January 2019, which requires lessees to recognize assets and liabilities for all leases (except for short-term leases and leases of low-value assets) in the statement of financial position. The Company is a lessee in a significant number of lease contracts for different assets, especially towers and the respective land where they are located, circuits, offices, stores and commercial properties.

2 - Excludes the following non-recurring effects: positive effect of R$1,830.2 million, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions; expense of R$92.0 million due to the adoption of a risk assessment model to calculate labor contingencies; expense of R$170.6 million due to the write-off of assets related to judicial deposits; expense of R$116.9 million due to organizational restructuring.

MOBILE BUSINESS2

Operating Performance

Thousand	2Q19	∆% YoY	6M19	∆% YoY
TOTAL SUBSCRIBERS	73,744	(2.0)	73,744	(2.0)
Postpaid	41,714	8.5	41,714	8.5
M2M	9,126	28.3	9,126	28.3
Prepaid	32,030	(13.0)	32,030	(13.0)
MARKET SHARE	32.2%	0.2 p.p.	32.2%	0.2 p.p.
Postpaid	40.0%	(1.3) p.p.	40.0%	(1.3) p.p.
Prepaid	25.8%	(0.2) p.p.	25.8%	(0.2) p.p.
ARPU (R$/month)	28.7	2.1	29.1	3.0
Postpaid (Human)	51.2	(1.6)	52.2	(0.0)
M2M	2.9	5.9	2.9	8.1
Prepaid	12.3	5.0	12.2	(0.8)
MONTHLY CHURN	3.4%	0.4 p.p.	3.3%	0.2 p.p.
Postpaid (ex-M2M)	1.8%	0.0 p.p.	1.8%	0.1 p.p.
Prepaid	5.1%	0.9 p.p.	5.0%	0.7 p.p.

Total accesses came to 73,744 thousand at the close of June 2019, down 2.0% from 2Q18. Total market share came to 32.2% in May 2019.

In the postpaid segment, Telefônica Brasil continued to grow consistently, reaching 41,714 thousand accesses in June 2019, up 8.5% y-o-y. Postpaid accesses accounted for 56.6% of the total mobile customer base (+5.5 p.p. y-o-y), with a market share of 40.0% in May 2019. The Company remained the leader in 4G handsets, with a market share of 31.4% (5.5 p.p. more than the second player), maintaining the quality of the customer base and the Company’s strategy focused on data and digital services.

Postpaid mobile net additions reached 692 thousand in 2Q19 (+12.1% when compared to 1Q19), while prepaid net disconnections totaled 476 thousand accesses in the same period. The sales performance is related to the Company’s strategy of focusing on high-end businesses, reflected in the disconnection of non-profitable prepaid customers.

In the Machine-to-Machine (M2M) market, the customer base continued to grow substantially, reaching 9,126 thousand customers in June 2019, up 28.3% over June 2018. Telefônica Brasil is the market leader in this segment, with a market share of 41.1% in May 2019.

Mobile ARPU grew 2.1% y-o-y in 2Q19, mainly due to the recent price increases, that compensated the lower customer base due to the disconnection of non-profitable customers, pursuant to ANATEL rules.

1 – May 2019.

Financial Performance

Consolidated in R$ million	2Q19	∆% YoY	6M19	∆% YoY
NET OPERATING MOBILE REVENUES	6,972	2.3	14,053	3.5
Net Mobile Service Revenues	6,341	0.1	12,824	0.8
Data and Digital Services	5,199	4.9	10,543	6.4
Voice	1,141	(17.1)	2,274	(19.0)
Others	1	(62.0)	6	42.8
Net Handset Revenues	631	31.9	1,229	42.3

Net mobile revenues increased 2.3% y-o-y in 2Q19, due to growth in data and digital services revenues (+4.9% y-o-y) and higher handset revenues (+31.9% y-o-y), thanks to the upselling of postpaid plans with higher data volume to the customer base and strong sales activities in the period. On the other hand, voice revenues continued to be affected by the maturity of this service, with the voice-to-data migration, the expansion of unlimited voice plans and lower interconnection tariffs.

Data and digital services revenues grew 4.9% over 2Q18, driven by our strategy focused on data. This performance was once again fueled by the increase in the usage of data and value-added services. In the quarter, data and digital services revenues accounted for 82.0% of net mobile services revenues, up 3.8 p.p. y-o-y.

Voice revenues fell 17.1% over 2Q18, mainly reflecting the migration to data services, because of service maturity.

Net handset revenues rose 31.9% over 2Q18, in line with the strategy of gaining market share in this relevant and growing market, with the sale of handsets and accessories, attracting high-end customers to our physical and online stores.

FIXED LINE BUSINESS123

Operating Performance

Thousand	2Q19	∆% YoY	6M19	∆% YoY
TOTAL SUBSCRIBERS	20,619	(8.5)	20,619	(8.5)
Fixed Broadband	7,268	(2.6)	7,268	(2.6)
FTTH	2,170	37.9	2,170	37.9
Other Technologies	5,098	(13.4)	5,098	(13.4)
Pay TV	1,460	(9.5)	1,460	(9.5)
IPTV	648	33.2	648	33.2
Other Technologies	812	(28.0)	812	(28.0)
Voice	11,891	(11.7)	11,891	(11.7)
MARKET SHARE | Fixed Broadband	23.3%	(1.6) p.p.	23.3%	(1.6) p.p.
Market Share | FTTH	29.6%	(7.2) p.p.	29.6%	(7.2) p.p.
MARKET SHARE | Pay TV	8.8%	(0.2) p.p.	8.8%	(0.2) p.p.
Market Share | IPTV	93.8%	11.4 p.p.	93.8%	11.4 p.p.
MARKET SHARE | Voice	33.2%	(1.0) p.p.	33.2%	(1.0) p.p.
ARPU | Broadband (R$/month)	63.3	14.2	62.8	13.5
ARPU | Pay TV (R$/month)	104.1	5.4	102.9	4.1
ARPU | Voice (R$/month)[2]	36.1	(8.8)	35.8	(10.9)

The fixed customer base totaled 20,619 thousand customers in 2Q19, down 8.5% from 2Q18, influenced by the performance of voice, xDSL broadband and pay TV accesses, mainly due to the maturity of the services and the strategic decision to stop prioritizing growth in the pay TV business using DTH technology.

Fixed broadband accesses came to 7,268 thousand customers in 2Q19, down 2.6% from 2Q18, mainly due to the disconnection of xDSL customers. On the other hand, the FTTH customer base, which has higher ARPU, grew 37.9% over 2Q18, to 2,170 thousand accesses in 2Q19, reflecting the Company’s strategy focused on expansion of the fiber network, offering higher speeds and a better customer experience. Broadband ARPU increased 14.2% versus 2Q18.

Pay TV accesses decreased 9.5% y-o-y in 2Q19, ending the second quarter with 1,460 thousand subscribers, due to the Company's strategic decision to stop selling DTH technology. On the other hand, there was an improvement in the customer mix due to the increase in IPTV accesses, up 33.2% over 2Q18. Pay TV ARPU increased 5.4% over 2Q18, reflecting the Company's strategy of focusing on high-end customers.

Voice accesses totaled 11,891 thousand in 2Q19, down 11.7% from 2Q18, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration.

1 - May 2019.

2 - Changes in the presentation of voice revenues (outgoing voice + interconnection + other services) led to changes in ARPU. The updated base since 2016 is available on our Investor Relations website www.telefonica.com.br/ri.

Financial Performance

Consolidated in R$ million	2Q19	∆% YoY	6M19	∆% YoY
NET OPERATING FIXED REVENUES	3,897	(2.8)	7,792	(3.0)
Broadband[6]	1,392	12.3	2,778	12.4
FTTH	481	55.1	918	52.4
Other Technologies	911	(2.0)	1,860	(0.5)
Pay TV	466	(1.8)	938	(0.9)
IPTV	217	40.5	416	42.6
Other Technologies	249	(22.2)	521	(20.3)
Corporate Data and IT	658	3.8	1,274	4.3
Fixed Voice	1,371	(16.9)	2,780	(17.7)
Others	10	18.3	22	38.2

Net fixed revenues fell 2.8% from 2Q18, impacted by the decrease in voice revenues, partially offset by the positive evolution of broadband revenues.

Broadband revenues rose 12.3% over 2Q18, fueled by the 55.1% increase in FTTH revenues, which accounted for 34.5% of this line in the period, reflecting the Company’s efforts to expand the customer base and encourage customers’ migration to higher speeds, boosting fiber accesses, which have higher ARPU, in addition to the expansion of the FTTH network to 12 new cities in 2Q19. In 2019, Vivo already expanded its FTTH coverage to 20 new cities.

Pay TV revenues fell 1.8% from 2Q18, thanks to the Company’s more selective strategy for this service, focusing on higher-value products designed to improve the customer experience and optimize profitability, such as IPTV, whose revenues grew 40.5% over 2Q18.

Corporate data and IT revenues increased 3.8% over 2Q18, due to the strong revenues from new services, including data, cloud and IT services.

Voice revenues dropped 16.9% from 2Q18, mainly as a result of the maturity of the service, the fixed-to-mobile substitution and the latest reduction in TU-RL and TU-RIU in February 2019.

1 - Broadband revenues include residential and SME customers.

OPERATING COSTS

Consolidated in R$ million	Pro forma (ex-IFRS 16)				Reported
	2Q19	∆% YoY	6M19	∆% YoY	2Q19	∆% YoY	6M19	∆% YoY
OPERATING COSTS	(7,079)	26.0	(14,151)	12.2	(6,605)	17.5	(13,219)	4.8
Personnel	(922)	(13.3)	(1,826)	(9.8)	(922)	(13.3)	(1,826)	(9.8)
Costs of Services Rendered	(2,854)	(2.4)	(5,707)	0.1	(2,428)	(16.9)	(4,877)	(14.4)
Interconnection	(251)	(35.9)	(556)	(17.7)	(251)	(35.9)	(556)	(17.7)
Taxes and Contributions	(405)	(5.6)	(814)	(3.4)	(405)	(5.6)	(814)	(3.4)
Third-party Services	(1,440)	8.5	(2,819)	4.6	(1,440)	8.5	(2,819)	4.6
Others	(758)	(2.3)	(1,519)	2.2	(332)	(57.2)	(688)	(53.7)
Cost of Goods Sold	(752)	27.2	(1,506)	40.0	(752)	27.2	(1,506)	40.0
Commercial Expenses	(2,192)	(4.4)	(4,420)	(2.2)	(2,173)	(5.2)	(4,389)	(2.9)
Provision for Bad Debt	(397)	7.7	(823)	7.4	(397)	7.7	(823)	7.4
Third-party Services	(1,710)	(5.0)	(3,434)	(2.9)	(1,710)	(5.0)	(3,434)	(2.9)
Others	(85)	(31.2)	(164)	(24.5)	(66)	(46.4)	(132)	(39.1)
General and Administrative Expenses	(336)	(12.3)	(683)	(9.9)	(307)	(20.0)	(613)	(19.1)
Other Net Operating Revenues (Expenses)	(23)	n.a.	(8)	n.a.	(23)	n.a.	(8)	n.a.
Recurring Operating Costs[1]	(7,079)	0.1	(14,151)	0.6	(6,605)	(6.6)	(13,219)	(6.0)

Recurring operating costs1, excluding depreciation and amortization expenses, remained virtually in line with the same period last year (+0.1%), at R$ 7,079 million in the quarter, while inflation was +3.4% (IPCA - 12M).

Personnel costs fell 13.3% in the annual comparison, mainly due to the organizational restructuring in 2018 and 2019. Excluding the non-recurring effect of the organizational restructuring totaling R$ 117 million in 2Q18, personnel costs fell 2.6%.

The cost of services rendered fell 2.4% from 2Q18, mainly driven by lower interconnection costs, as a result of the variation of IP traffic between the quarters, partially offset by higher spending on the expansion of the network infrastructure in the period, as a result of the expansion of the 4G, 4.5G and fiber coverage. Considering the effects of IFRS 16, the cost of services rendered fell 16.9% y-o-y.

The cost of goods sold grew 27.2% over 2Q18, due to the Company's strategy of focusing on handset and equipment sales since 4Q17, generating additional revenues for the Company.

Selling expenses fell 4.4% from 2Q18, mainly due to lower advertising expenses, driven by higher usage of digital media and lower costs with activities that can be digitalized, such as billing, posting, call center and back office expenses.

The provision for doubtful accounts totaled R$ 397 million, corresponding to 2.4% of gross revenues in 2Q19, remaining virtually in line with 2Q18, despite growth in the postpaid customer base.

Third-party services fell 5.0% in the annual comparison, due to the growing digitalization of customer relations. The larger share of e-commerce in product, service and recharge sales, the accelerated adoption of e-billing and the increasing use of the virtual channels and the MEU VIVO app led to a reduction in call center, back office and bill preparation and mailing costs, in addition to offering our customers a unique and customized experience.

General and administrative expenses fell 12.3% in 2Q19, thanks to ongoing cost control in these lines.

Other net operating revenues (expenses) came to an expense of R$ 23 million, despite the lower contingencies in the annual comparison, due to a decline in tax recoveries compared to previous quarters.

1 - Excludes the following non-recurring items in 2Q18: a positive effect of R$ 1,830 million, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct ICMS tax from the PIS/COFINS calculation base; an expense of R$ 92 million related to the adoption of the Risk Assessment model for the calculation of labor contingencies; an expense of R$ 171 million due to the write-off of assets linked to escrow deposits; and an expense of R$ 117 million related to the organizational restructuring.

EBITDA

Recurring EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 3,791 million in 2Q19, up 1.0% over 2Q18, accompanied by an EBITDA margin of 34.9%, 0.2 p.p. higher than in 2Q18.

The increase in EBITDA was due to growth in mobile and ultra-broadband revenues, combined with effective and lasting cost-efficiency measures adopted by the Company.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	Pro forma (ex-IFRS 16)				Reported
	2Q19	∆% YoY	6M19	∆% YoY	2Q19	∆% YoY	6M19	∆% YoY
Depreciation and Amortization	(2,167)	7.6	(4,322)	7.7	(2,637)	31.0	(5,226)	30.3
Depreciation	(1,447)	6.7	(2,902)	7.5	(1,918)	41.3	(3,806)	40.9
Amortization of Intangibles	(421)	19.3	(818)	15.8	(421)	19.3	(818)	15.8
Other Amortizations	(299)	(1.5)	(603)	(0.5)	(299)	(1.5)	(603)	(0.5)

Depreciation and amortization increased 7.6% over 2Q18, mainly due to growth in the fixed asset base related to the expansion of the fiber network. Considering the effects of IFRS 16, depreciation and amortization costs grew 31.0% over 2Q18.

FINANCIAL RESULT

Consolidated in R$ million	Pro forma (ex-IFRS 16)				Reported
	2Q19	∆% YoY	6M19	∆% YoY	2Q19	∆% YoY	6M19	∆% YoY
Net Financial Result	(138)	n.a.	(135)	n.a.	(241)	n.a.	(331)	n.a.
Income from Financial Investments	69	18.7	124	(47.1)	69	18.7	124	(47.1)
Debt Interest	(110)	1.6	(212)	(58.7)	(213)	97.5	(408)	(19.7)
Gains (Losses) on Derivative Transactions	11	n.a.	30	(99.3)	11	n.a.	30	(99.3)
Monetary and Exchange Variation and Other	(107)	n.a.	(76)	n.a.	(107)	n.a.	(76)	n.a.

The net financial result was a loss of R$ 138 million in 2Q19, due to higher monetary and exchange variation expenses, partially offset by income from financial investments related to the non-recurring credit generated in 2018 referring to the court decision to exclude ICMS from the PIS/Cofins calculation base.

Considering the effects of IFRS 16, the Company recorded a net financial expense of R$ 241 million in 2Q19.

NET INCOME

Reported net income reached R$ 1,420 million in 2Q19, down 55.2% from 2Q18. Adjusted for the non-recurring items recorded in 2Q18, net income grew 26.4% in the annual comparison. This performance was due to ongoing cost control and EBITDA growth, partially offset by financial expenses in the period.

CAPEX

Consolidated in R$ million	2Q19	∆% YoY	6M19	∆% YoY
CAPITAL EXPENDITURES	2,360	10.3	4,055	10.0
Network	2,004	12.6	3,519	11.3
Technology / Information System	291	(3.4)	455	7.3
Products and Services, Channels, Adm. and Others	65	10.9	81	(18.0)
CAPEX / NOR	21.7%	1.9 p.p.	18.6%	1.5 p.p.

Capex was 10.3% higher y-o-y, R$ 2,360 million, representing 21.7% of net operating revenues in the period. Investments were mainly focused on FTTH implementation and footprint expansion, as well as increased 4G and 4.5G technology coverage and capacity.

CASH FLOW

Consolidated in R$ million	2Q19	∆% YoY	6M19	∆% YoY
Recurring EBITDA	3,791	1.0	7,694	1.9
Capital Expenditures	(2,360)	10.3	(4,055)	10.0
Interest, Taxes and Other Financial Revenues (Expenses)	(172)	(65.1)	(305)	(58.6)
Working Capital Variation	960	9.4	51	n.a.
FREE CASH FLOW FROM BUSINESS ACTIVITIES	2,219	11.0	3,385	12.7
Non-recurring Itens	(43)	(43.4)	(87)	(50.6)
FREE CASH FLOW AFTER NON-RECURRING EFFECTS	2,177	13.2	3,298	16.7

Free cash flow from business activities reached R$ 2,219 million in 2Q19, 11.0% (R$ 221 million) higher than in 2Q18, reflecting growth in EBITDA and the reduction in interest, taxes and other financial expenses, partially offset by higher investment volume in the period.

Free cash flow after non-recurring items1 increased R$ 254 million in 2Q19. The non-recurring items refer to payments related to the organizational restructuring carried out in 2Q19 and 2Q18.

1 – Payment related to the organizational restructuring in 1Q19 in the amount of R$44.2 million, in 2Q19 of R$75.7 million, payment of cleaning of the 700MHz 4G spectrum of R$100.3 million in 1Q18.

DEBT

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
TOTAL | Pro forma				1,307	4,459	5,766
Issuances | local currency				1,294	4,459	5,753
BNDES	UR TJLP	LTIR + 0.00% to 4.08%	2023	321	298	619
BNDES	R$	2.5% to 6.0%	2023	55	71	126
BNDES	R$	SELIC D-2 + 2.32%	2023	82	212	295
BNB	R$	7.0% to 10.0%	2022	15	32	47
Confirming	R$	110.7% to 118.7% of CDI	2020	627	10	638
Debentures 4th Issue - Series 3	R$	IPCA + 4.0%	2019	42	0	42
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	27	54	81
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	50	1,998	2,048
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	6	1,000	1,006
Financial Leases	R$	IPCA and IGP-M	2033	68	308	375
Contingent Consideration	R$	SELIC	2025	0	475	475
Issuances | foreign currency				14	0	14
BNDES	UMBND	ECM + 2.38%	2019	14	0	14

TOTAL | IFRS 16				3,150	11,588	14,738
IFRS 16 effects | Financial Leases	R$	IPCA and IGP-M	2033	1,842	7,129	8,972

Net Debt | Ex-IFRS 16				L. T. Debt Profile
Consolidated in R$ million	06/30/2019	12/31/2018	06/30/2018	2Q19
Short-Term Debt	1,307	1,464	1,537	Year	Pro forma	IFRS 16
Long-Term Debt	4,459	4,675	4,969		(R$ million)	(R$ million)
Total Debt	5,766	6,139	6,506	2020	2,343	3,938
Cash and Cash Equivalents[7]	(5,871)	(3,394)	(4,442)	2021	1,295	2,723
Net Derivatives Position	(30)	(56)	(105)	2022	153	1,362
Contingent Consideration Guarantee Asset[8]	(475)	(466)	(456)	2023	31	970
Net Debt	(610)	2,224	1,503	After 2023	637	2,595
Net Debt / EBITDA[9]	(0.03)	0.12	0.09	Total	4,459	11,588

The Company closed 2Q19 with gross debt of R$ 5,766 million, excluding the recognition of liabilities for all leases, including towers and its land, circuits, offices, stores and commercial properties, as required by IFRS 16. The reduction in gross debt was related to the settlement of loans and financing in the period. Currently, 0.2% of our gross debt is denominated in foreign currency, fully covered by hedge operations.

Excluding the effect of IFRS 16, the Company recorded net cash of R$ 610 million at the close of 2Q19, representing -0.03x LTM EBITDA. Net debt fell R$ 2,113 million from 2Q18, mainly due to increased cash generation in the period. Considering the impact of IFRS 16, net debt totaled R$ 8,362 on June 30, 2019.

1 - Includes the investment in BNB given as a guarantee for the loan from that bank.

2 - Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.

3 - LTM EBITDA.

OWNERSHIP STRUCTURE

06/30/2019	Common	Preferred	Total
Controlling Company Shareholders	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per Share:	R$ 41.25
Subscribed/Paid-in Capital:	R$ 63,571	million

CAPITAL MARKET

The Company’s common (VIVT3) and preferred (VIVT4) shares, traded at B3 (Brazilian Stock Exchange), closed 2Q19 at R$ 42.25 and R$ 49.91, respectively, recording an appreciation of 2.3% and 8.0%, respectively, over the closing price at the end of 2018. In the same period, the average daily trading volume of VIVT3 and VIVT4 was of R$ 2,089 thousand and R$ 90,092 thousand, respectively. Total shareholder return (TSR) reached 12.3% for common shares and 21.5% for preferred shares in the last twelve months.

The ADRs (VIV), traded on the NYSE, closed 2Q19 at US$13.02, up 9.1% over the closing price at the end of 2018, and the daily trading volume of ADRs averaged US$19,911 thousand in the same period.

The chart below shows the Company's stock performance:

DIVIDENDS AND INTEREST ON EQUITY

At the meetings held on April 17, 2019 and June 17, 2019, the Board of Directors approved the payment of interest on equity totaling the gross amount of R$ 570 million and R$ 968 million, respectively, related to fiscal year 2019. This interest will be considered as part of the mandatory minimum dividends for the fiscal year 2019, ad referendum of the Shareholders' Meeting to be held in 2020.  The payment will be made by the end of fiscal year 2020, on a date to be defined by the Board of Executive Officers, to common and preferred shareholders of record on April 30, 2019 and June 28, 2019, respectively.

Year to date, the Company has approved the distribution of interest on equity totaling R$ 2,238 million, once again reaffirming its commitment to maximizing returns to shareholders.

The table below shows the amounts to be distributed per share:

2019	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
IOC	06/17/2019	06/28/2019	968	823	Common	0.537590	0.456952	Up to 12/31/2020
(based on Jun-19)					Preferred	0.591349	0.502647
IOC	04/17/2019	04/30/2019	570	485	Common	0.316556	0.269073	Up to 12/31/2020
(based on Mar-19)					Preferred	0.348212	0.295980
IOC	02/15/2019	02/28/2019	700	560	Common	0.388753	0.330440	Up to 12/31/2020
(based on Jan-19)					Preferred	0.427629	0.363484

2018	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Date
Dividends	04/11/2019	04/11/2019	2,469	2,469	Common	1.371013	1.371013	12/17/2019
(based on Dec-18)					Preferred	1.508114	1.508114
IOC	12/04/2018	12/17/2018	1,350	1,148	Common	0.749739	0.637278	12/17/2019
(based on Oct-18)					Preferred	0.824712	0.701006
IOC	09/05/2018	09/17/2018	2,800	2,380	Common	1.555013	1.321761	08/20/2019
(based on Jul-18)					Preferred	1.710515	1.453937
IOC	06/18/2018	06/29/2018	400	340	Common	0.222145	0.188823	08/20/2019
(based on May-18)					Preferred	0.244359	0.207705

INCOME STATEMENT

Reported1

Consolidated in R$ million	2Q19	∆% YoY	6M19	∆% YoY
GROSS OPERATING REVENUE	16,345	0.0	33,028	1.1
Gross Operating Mobile Revenue	10,447	0.9	21,293	2.8
Gross Operating Fixed Revenue	5,898	(1.6)	11,735	(2.2)
NET OPERATING REVENUE	10,870	0.4	21,845	1.1
Net Operating Mobile Revenue	6,972	2.3	14,053	3.5
Net Operating Fixed Revenue	3,897	(2.8)	7,792	(3.0)
OPERATING COSTS	(6,605)	17.5	(13,219)	4.8
Personnel	(922)	(13.3)	(1,826)	(9.8)
Costs of Services Rendered	(2,428)	(16.9)	(4,877)	(14.4)
Interconnection	(251)	(35.9)	(556)	(17.7)
Taxes and Contributions	(405)	(5.6)	(814)	(3.4)
Third-party Services	(1,440)	8.5	(2,819)	4.6
Others	(332)	(57.2)	(688)	(53.7)
Cost of Goods Sold	(752)	27.2	(1,506)	40.0
Commercial Expenses	(2,173)	(5.2)	(4,389)	(2.9)
Provision for Bad Debt	(397)	7.7	(823)	7.4
Third-party Services	(1,710)	(5.0)	(3,434)	(2.9)
Others	(66)	(46.4)	(132)	(39.1)
General and Administrative Expenses	(307)	(20.0)	(613)	(19.1)
Other Net Operating Revenue (Expenses)	(23)	n.a.	(8)	n.a.
EBITDA	4,265	(18.0)	8,625	(4.1)
EBITDA Margin %	39.2%	(8.8) p.p.	39.5%	(2.1) p.p.
DEPRECIATION AND AMORTIZATION	(2,637)	31.0	(5,226)	30.3
Depreciation	(1,918)	41.3	(3,806)	40.9
Amortization of Intangibles	(421)	19.3	(818)	15.8
Others Amortizations	(299)	(1.5)	(603)	(0.5)
EBIT	1,628	(49.0)	3,400	(31.8)
FINANCIAL RESULT	(241)	n.a.	(331)	n.a.
GAIN (LOSS) ON INVESTMENTS	0	0.0	0	n.a.
Taxes	33	n.a.	(308)	(84.8)
NET INCOME	1,420	(55.2)	2,762	(35.2)

1 Considering the effects of the adoption of IFRS 16 referring to the new methodology for allocation of lease contracts for 2019 figures only.

BALANCE SHEET

Reported1

Consolidated in R$ million	06/30/2019	12/31/2018	∆% YoY
ASSETS	113,061	102,561	10.2
Current Assets	22,760	18,363	23.9
Cash and Cash Equivalents	5,858	3,381	73.2
Accounts Receivable from Customers	10,264	9,720	5.6
Provision for Doubtful Accounts	(1,463)	(1,415)	3.4
Inventories	579	462	25.4
Recoverable Income Tax and Social Contribution	403	275	46.7
Recoverable Taxes, Fees and Contributions	5,097	4,674	9.0
Escrow Deposits and Frozen Assets	293	313	(6.5)
Derivative Financial Instruments	43	69	(37.6)
Prepaid Expenses	1,147	582	97.1
Other Assets	541	303	78.8
Non-Current Assets	90,301	84,198	7.2
Accounts Receivable from Customers	538	509	5.7
Provision for Doubtful Accounts	(87)	(83)	5.2
Financial Investments	68	77	(11.3)
Recoverable Taxes, Fees and Contributions	1,208	3,222	(62.5)
Deferred Income Tax and Social Contribution	197	230	(14.3)
Escrow Deposits and Frozen Assets	3,479	3,597	(3.3)
Derivative Financial Instruments	39	27	47.9
Other Assets	182	181	0.3
Investments	100	102	(1.6)
Property, Plant and Equipment, Net	42,880	34,115	25.7
Intangible Assets, Net	41,696	42,221	(1.2)
LIABILITIES AND SHAREHOLDERS' EQUITY	113,061	102,561	10.2
LIABILITIES	43,395	30,954	40.2
Current Liabilities	22,244	17,161	29.6
Payroll and Related Charges	681	783	(13.0)
Suppliers and Accounts Payable	7,260	7,643	(5.0)
Income Tax and Social Contribution	8	12	(37.5)
Taxes, Fees and Contributions	1,269	1,798	(29.4)
Loans, Financing, Debentures and Leasing	3,150	1,464	115.1
Interest on Capital and Dividends	8,548	4,173	104.8
Provisions and Contingencies	375	378	(0.9)
Derivative Financial Instruments	11	17	(31.5)
Deferred Revenues	486	526	(7.6)
Other Liabilities	458	368	24.2
Non-Current Liabilities	21,151	13,793	53.3
Payroll and Related Charges	23	12	92.4
Taxes, Fees and Contributions	267	39	581.9
Deferred Income Tax and Social Contribution	2,207	1,983	11.3
Loans, Financing, Debentures and Leasing	11,588	4,675	147.9
Provisions and Contingencies	5,834	5,881	(0.8)
Derivative Financial Instruments	41	23	81.6
Deferred Revenues	217	251	(13.3)
Other Liabilities	973	929	4.7
SHAREHOLDERS' EQUITY	69,666	71,607	(2.7)
Capital Stock	63,571	63,571	0.0
Capital Reserve	1,214	1,214	0.0
Profit Reserve	4,333	4,324	0.2
Additional Proposed Dividends	0	2,469	n.a.
Other Comprehensive Income	33	29	14.4
Accumulated Profits	515	0	n.a.

1 Considering the effects of the adoption of IFRS 16 referring to the new methodology for allocation of lease contracts for 2019 figures only.

CONFERENCE CALL

English

Date: July 24, 2019 (Wednesday)

Time: 10:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephones:

•    Brazil: (+55 11) 3181-8565 or (+55 11) 4210-1803

  USA: (+1 412) 717-9627
  United Kingdom: (+44 20) 3795-9972
  Spain: (+34 91) 038-9593

HD Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event through July 31, 2019 at (+55 11) 3193-1012 (Code: 8446086#)

TELEFÔNICA BRASIL Investor Relations

Christian Gebara David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 17º Andar – Cidade Monções – SP – 04571-000

Telephone: (+55 11) 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 24, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director